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   June 26, 2020

       Margaret M. Keane
       Director and Chief Executive Officer
       Synchrony Financial
       777 Long Ridge Road
       Stamford, Connecticut 06902

                                                        Re: Synchrony Financial
                                                            Form 10-Q
                                                            Filed April 22,
2020
                                                            File No. 001-36560

       Dear Ms. Keane:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




   Sincerely,


   Division of Corporation Finance

   Office of Finance